Exhibit 99.1

Santiago, February 29, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact – Board Agreement. Appointment to Ordinary Shareholders' Meeting.

Mrs President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045, it is reported that, in today's ordinary session, the Board of Directors of Banco Santander-Chile agreed to call an Ordinary Shareholders' Meeting, to be held by remote means of communication, on

Wednesday, April 17, 2024, with the aim of discussing the following matters:

1) Submit for your consideration and approval the Annual Report, the General Balance Sheet, the Financial Statements and the Report of the External Auditors corresponding to the year between January 1st and December 31st, 2023.

2) Resolve the destination of the profits for fiscal year 2023.

3) Determination of the remuneration of the Board of Directors.

4) Appointment of External Auditors.

5) Designation of Private Risk Agencies.

6) Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation.

7) Account for the operations referred to in Title XVI of Law 18,046.

8) Know any matter of social interest that must be discussed at the Ordinary Shareholders' Meeting in accordance with the law and the bank's statutes.

Likewise, it is reported that in accordance with the provisions of article 59 of Law 18,046, the Balance Sheet, the Report and the basis of the proposals submitted to the decision of the Board, will be opportunely available to the shareholders on the website https://banco.santander.cl/accionistas as well as in the Shares Department of Banco Santander–Chile.

Sincerely,

Cristián Florence Kauer

Chief Executive Officer (S)

C.c:

- Stock Exchange